Flagstone Reinsurance Holdings Limited
Crawford House, 23 Church Street
Hamilton HM 11, Bermuda

October 23, 2009

via EDGAR and FEDERAL EXPRESS

Mr. Jim B. Rosenberg, Senior Assistant Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:           Flagstone Reinsurance Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 13, 2009
DEF 14A Filed April 14, 2009
File No. 001-33364

Dear Mr. Peklenk:

On the behalf of Flagstone Reinsurance Holdings Limited (the “Company”), this letter acknowledges receipt of the facsimile letter dated October 9, 2009 (the “Comment Letter”) from the U.S. Securities and Exchange Commission (the “Commission”) to the Company.  This letter provides responses to follow up comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) on the Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”) filed with the Commission on March 13, 2009 and the definitive proxy statement on Schedule 14A (the “Proxy”) filed by the Company with the Commission on April 14, 2009.

For your convenience, each heading and comment from the Comment Letter has been reproduced below in bold, followed by the Company’s response to such comment.  The page numbers in the bold captions refer to pages in the 10-K and Proxy, as applicable, as filed with the Commission.

Please note that we have revised the response to the comment related to annual cash bonuses provided on September 11th as a result of actions taken by our Compensation Committee earlier this week.

RESPONSES

Form 10-K for the Fiscal Year Ended December 31, 2008

1.	As requested in our letter of July 24, 2009, in connection with responding to our comment, please provide, in your response letter, a statement from the company acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

Response:                      Flagstone acknowledges (i) that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

DEF14A

Compensation Discussion and Analysis

Annual Cash Bonuses. Page 10

2.
We note your response that the goals are not limited to the goals identified in your draft response.  Please expand the discussion to disclose all the short-term and long term goals that were set for each named executive officer for use in determining their annual cash bonuses.   If you believe that disclosure of these goals would cause competitive harm, please provide a detailed analysis demonstrating how the disclosure would cause competitive harm.  Please refer to Instruction 4 to Item 402(b) of Regulation S-K for guidance.  Please note that your analysis should identify and discuss these goals.  You may want to consider requesting confidential treatment pursuant to Rule 83 for the portions of your response letter that contain confidential information.

Response:                      As noted in the Company’s response letter submitted to the Commission on September 11, 2009 and the draft disclosure provided therein (the “Response Letter”), the 2009 short-term and long-term goals for each of the named executive officers are based on specific strategic objectives including but not limited to finding and assuming attractively-priced risk; managing overall risk exposure to mitigate loss; ensuring the Company has optimal capital to run its business; working hard and cooperating with colleagues; and providing excellent service to clients and colleagues.

The Company believes that the strategic objectives not set forth in the Response Letter (the “Confidential Objectives”) constitute confidential commercial information. The Confidential Objectives are not publicly known or available to the general public and the Company has carefully kept all of the Confidential Objectives confidential because it believes disclosure of the Confidential Objectives will cause substantial harm to the Company’s competitive position.  For example, the Confidential Objectives include the acquisition or disposition of entities or businesses with certain assets, regional presence, market share, revenues and/or profits in exchange for purchase or sale prices within certain designated ranges.

As specified in Instruction 4 to Item 402(b) of Regulation S-K, “Registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm for the registrant.”

The Company’s industry is highly competitive. It is characterized by continuous merger and acquisition activity among market participants. The Company’s competitors vary in size from very small companies with limited resources to very large corporations with greater financial resources. Disclosure of the Confidential Objectives would provide the Company’s competitors with clear information about senior management’s corporate strategies that are not otherwise available. Disclosure of the Confidential Objectives puts the Company at a competitive disadvantage because disclosure of confidential commercial information will provide competitors insight into, among other things, the Company’s perceived strengths and weaknesses, the Company’s efforts to exploit identified opportunities in the industry and its specific strategic objectives for increasing market share.  The disclosure of the Confidential Objectives would also harm the Company by putting the Company at a distinct disadvantage in its negotiation with critical targets and/or acquirers and potentially the consummation of such transactions.  The Confidential Objectives contain highly sensitive and specific Company plans for success in the industry.

The Staff is advised that in accordance with Instruction 4 to Item 402(b) of Regulation S-K, the Company’s future annual proxy statements will disclose how difficult it will be for the named executive officers or how likely it will be for the named executive officers to achieve his or her strategic objectives, providing as much detail as necessary without providing information that would result in competitive harm.

Subject to the foregoing objection, the Company proposes to include additional disclosure in next year’s definitive proxy statement on Schedule 14A with respect to the criteria used to determine our named executive officers’ annual cash bonus payments, as set forth in the blacklined language below, modified to reflect any changes to the facts.  The Company confirms that it will discuss the achievement and rating of each named executives officer’s performance during the year.

Proposed Disclosure in Response to Comment 8 - Compensation Discussion and Analysis – Annual Cash Bonuses, page 10 of the Proxy

Annual cash bonuses

Annual cash bonuses are intended to reward individual performance during the year and can therefore be highly variable from year to year. We believe our cash bonus component helps us to provide an element of our incentive compensation on a more immediate basis than with Long-Term Incentive Awards. Due to the volatility of our industry and thus our financial results, the Compensation Committee and management believe that pure quantitative performance measures are not the most appropriate method of rewarding executive performance, and in light of this, we do not provide for a formulaic bonus plan.  Annual bonus awards for Named Executive Officers are determined by the Compensation Committee on a discretionary basis, taking into account individual performance and Company performance for the year using both subjective and objective criteria.

Our current compensation structure establishes a “target bonus” amount for each employee grade level, subject in certain cases to target bonus amounts that are specifically provided in an individual’s employment agreement with the Company.  A Named Executive Officer can expect his or her bonus, relative to their contractual maximum cap, to be approximately 50% related to individual performance (based on effectiveness, teamwork, communication and overall contribution to the Company’s achievements during the year as assessed by the Compensation Committee) and 50% related to Company performance including achievement of the business plan, performance relative to other companies, and strategic successes or failures during the year however, the portion of such bonuses related to Company performance is not tied to any specific financial measurement. More junior employees can expect a progressively greater amount of their annual bonus to be related to individual performance.

~~The Named Executive Officer’s performance of non-goal specific items also taken into account in determining the Named Executive Officer’s bonus.~~ A Named Executive Officer’s actual bonus amount may be adjusted by the Compensation Committee up or down from the amount recommended by management in order to reflect individual performance in a fiscal year that the Compensation Committee determines warrants specific recognition.

The range in the amount of target bonuses is based on the seniority of the position and our view of the degree to which the Named Executive Officer’s performance could affect the Company’s overall results. The employment agreements for Messrs. Byrne and Brown do not limit the amount of their annual bonuses. The bonus allocation to executive officers, other than Named Executive Officers, are set by the Executive Chairman in consultation with the Chief Executive Officer and approved by the Compensation Committee. Messrs. Byrne and Brown play no role in setting their own bonuses. Instead, the bonuses for each of them are set and approved independently by the Compensation Committee. Bonuses for the Named Executive Officers are accrued quarterly in the consolidated financial statements and are updated based on the amounts approved by the Compensation Committee.

The Compensation Committee approves the bonus of all Named Executive Officers.  Bonuses for all Named Executive Officers were paid in the first quarter of 2010.

We have also agreed to add the following paragraph to the general Compensation
Discussion and Analysis section:

Named Executive Officer Performance Assessment. In connection with its annual compensation determination process, the Compensation Committee engages in a performance assessment of each of the Named Executive Officers, focusing on each executive’s effectiveness, teamwork, communication and overall contribution during the fiscal year. The Compensation Committee principally uses a qualitative assessment, including factors such as our progress towards implementing our key strategic and operational initiatives, our investments in and improvements of technology and our key decision support tools, such as our exposure-based underwriting models, our efforts to improve the strength of our control and operating environments, and our efforts to attract, retain, and motivate our global workforce. With respect to Named Executive Officers (other than the Chief Executive Officer), the Chief Executive Officer presents the Compensation Committee with his assessment of each other executive’s relative performance with respect to the above-mentioned categories for such fiscal year.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to contact me at (441) 278-4305.

Sincerely,

/s/ William Fawcett

William F. Fawcett
General Counsel
Flagstone Reinsurance Holdings Limited

cc:           David A. Brown
Chief Executive Officer, Deputy Chairman and Director
Flagstone Reinsurance Holdings Limited

Patrick Boisvert
Chief Financial Officer
Flagstone Reinsurance Holdings Limited

Ronald  Cami, Esquire
Cravath, Swaine & Moore LLP

John Johnston
Deloitte & Touche